 Exhibit 99.1

CIBC declares Net Zero ambition by 2050, increases sustainable finance target

Commitment builds on established momentum in delivering market-based solutions to clients to accelerate the transition to a low carbon future

TORONTO, Aug. 26, 2021 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced its ambition to achieve net zero greenhouse gas emissions associated with operational and financing activities by 2050, and a significant increase in its commitment to mobilizing sustainable finance to a target of $300 billion by 2030, driven by a strong positive response from clients and a growing opportunity in the market to further invest in their sustainability initiatives.

To help achieve its net zero ambition CIBC is establishing key areas of focus, including leading our clients through the transition to a lower carbon economy; refining our operations; encouraging consumer behaviours that reduce climate impact; and sharing our progress with stakeholders.

Aligned to these areas of focus, CIBC will be setting interim targets for financed emission reduction, with reporting on key sectors beginning in fiscal 2022. In addition, CIBC will achieve carbon neutrality in its operations as of the end of 2024, including sourcing 100% of electricity for operations from renewable sources. CIBC will also encourage consumer behaviour through a Climate Ambition Hub coming soon to our website that will provide education, resources and advice to help clients reduce their environmental impact.

"Combatting climate change is one of the most significant challenges facing society. Achieving a successful transition to a low carbon future means taking action now to drive change, and establishing clear and measurable targets to drive progress over time," said Victor Dodig, President and CEO of CIBC. "Increasing our sustainable financing commitment empowers our clients to take decisive action towards achieving their sustainability goals through effective, market-based solutions, and we're encouraged by the strong response from clients as we approach this issue with a shared purpose."

Today's commitment builds on CIBC's leadership in helping clients to move the needle on sustainability:

  CIBC recently announced Project Carbon, a voluntary carbon offset marketplace to bring efficiency, liquidity, and global standards to the carbon offset ecosystem, which is a key element in achieving net zero targets.
  The increase in CIBC's target to mobilize sustainable finance is based on strong demand from clients to date. CIBC currently ranks #3 in financing for the renewable energy sector across North America, a clear indication of the progress being made in helping clients achieve their sustainability ambitions.
  In addition, CIBC was the first Canadian bank to join the Center for Climate Aligned Finance, focused on helping corporate clients identify practical solutions to achieve climate goals through partnerships with industry and policymakers.
  CIBC is also a member of the Partnership for Carbon Accounting Financials (PCAF), an initiative led by the financial industry to develop a harmonized global standard to measure and disclose greenhouse gas emissions on loans and investments.
  In 2020, CIBC issued a US$500 million, five-year green bond to help finance new and existing green projects, assets, and businesses that mitigate the risks and effects of climate change. These include renewable energy, green buildings, clean transportation, natural resource conservation, biodiversity conservation, energy efficiency, and pollution prevention and control.
  CIBC ranked among the top-tier of global banks for climate change action by the Carbon Disclosure Project (CDP).
  Earlier this year, CIBC launched new Sustainable Investment Solutions focused on responsible investing, where a portion of CIBC's revenues from managing these solutions will be donated to organizations supporting climate transition activities.

"Today's announcement is an extension of what we're already doing every day across our bank – applying our innovative, client-focused lens to the challenge posed by climate change and working with our clients towards a low carbon future," added Mr. Dodig.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC

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%CIK: 0001045520

For further information: Deborah Rowe, deborah.rowe@cibc.com or 416-586-7019

CO: CIBC

CNW 05:57e 26-AUG-21